SERVICES AGREEMENT

This Services Agreement (the “Agreement”) is made as of the 2nd day of July, 2010 (the “Effective Date”).

BETWEEN:

HUNTER DICKINSON SERVICES INC., a company incorporated under the federal laws of Canada

(“HD Services”),

AND:

NORTHERN DYNASTY MINERALS LTD., a company
incorporated under the laws of British Columbia

(the “Company”),

(collectively, HD Services and the Company are the “Parties” and each is a
“Party”).

WHEREAS:

A.

HD Services is a company established to provide technical, geological, corporate communications, administrative and management services for companies involved in the acquisition, exploration, development and mining of natural resource properties.

B.	HD Services possesses and has access to certain expertise in the identification and evaluation of resource exploration, development and mining opportunities and structuring of mineral transactions.

C.	The Company wishes to engage HD Services to provide, and HD Services has agreed to provide, the Services as more particularly described herein.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which consideration each Party acknowledges, the Parties agree as follows:

ARTICLE 1 – ENGAGEMENT

1.01	Engagement

During the term of this Agreement, which shall be determined in accordance with Article 8 (the “Term”), the Company hereby engages HD Services, and HD Services accepts such engagement, to provide the Services (as defined and further described in Article 2).

1.02	Standard of Care and Services Provided

     (1) HD Services shall provide the Services in a proper and workmanlike and efficient manner, in accordance with accepted mining industry and other relevant professional standards, practices and applicable laws and shall exercise the degree of care and skill that a reasonably prudent advisor would exercise in comparable circumstances and shall comply in all material respects with applicable laws. For the avoidance of doubt, HD Services shall not provide any services in respect of which a registration in any capacity would be required under applicable securities laws or other laws, except to the extent provided in Section 2.05(j) . HD Services shall comply with the terms of the Company’s licences, permits, contracts and other agreements pertaining to the material resource properties of the Company and applicable laws.

     (2) The Company acknowledges that although during the course of providing the Services, HD Services may provide the Company assistance with tax, accounting or legal matters, the Company shall not be relying on HD Services for advice or opinions on tax, accounting or legal matters.

     (3) The Company specifically acknowledges HD Services shall at no time provide the Company with any tax or accounting advice, opinion, analysis or similar services.

     (4) The Company specifically acknowledges HD Services shall at no time provide the Company with any legal advice, opinion, analysis or similar services, including with respect to the interpretation or enforcement of any rights, obligations, duties or remedies that the Company may have in any matter and that any communication between the Company and HD Services shall not necessarily be considered to be legally privileged.

     (5) The Company further acknowledges that any decisions with regards to the use of the Services and any operational or management decisions made by the Company are the sole and final decision of the Company and it shall be the sole obligation of the Company to seek and obtain independent legal advice on any issues regarding the use of the Services or the making or implementation by the Company of any operational or management decisions.

     (6) The use of the Services by the Company shall not result in the creation of a client-solicitor relationship between the Company and HD Services, including any internal legal counsel employed by HD Services (the “Internal Counsel”) and it is understood by the Company that any Internal Counsel has no professional duty to or fiduciary relationship with the Company and that any such duty is owed solely to HD Services. During the course of HD Services providing the Services, the Company may have access to legal work product of Internal Counsel (the “Internal Legal Product”). The Company acknowledges that to the extent it has access to any Internal Legal Product, the Company shall not rely on such Internal Legal Product as professional legal advice.

1.03	Independent Contractor

In the performance of the Services, HD Services shall act as an independent contractor and shall not act as agent of the Company except to the extent expressly mandated by the Company and agreed to by HD Services. Nothing herein shall constitute or be construed to constitute or create a partnership or joint venture between HD Services and the Company and/or its affiliates. Where HD Services has been expressly mandated by the Company to incur obligations on behalf the Company, all debts and liabilities to third persons incurred by HD Services in the course of providing the Services in accordance with this Agreement shall be deemed to be the debts and obligations of the Company only and HD Services and its affiliates shall be indemnified by the Company in respect of such debts and liabilities to such third parties. HD Services shall inform third parties with whom it deals on behalf of the Company that it does so on behalf of the Company, and may take any other reasonable steps to carry out the intent of this Section 1.03. For purposes of administration of any Program (as defined below), the status of the Company as manager or operator of any of the Company’s joint ventures and other operating agreements in respect of which it is manager or operator is not intended to be in any way affected by this Agreement. HD Services’ role in relation to any such Program shall solely be as an independent contractor providing advice and services to the Company notwithstanding that it may interact with the staff of or advisors to another party in the joint venture. Save as expressly provided in the foregoing, nothing contained in this Agreement shall be deemed to create any relationship of principal and agent between the parties or to provide either Party with the right, power or authority, whether express or implied, to create any duty or obligation on behalf of the other Party. Nothing contained in this Agreement shall be deemed to create any partnership or joint venture.

ARTICLE 2 - SERVICES

2.01	Provision of Services

HD Services shall, subject to the terms and conditions hereof, supply technical, geological, corporate communications, administrative and management services as more particularly described in Sections 2.04 and 2.05 (the “Services”) to the Company.

2.02	Seconded Employees

HD Services may, from time to time, require that certain of its employees (the “Seconded Employees”) be seconded to the Company on the terms and conditions of the secondment agreement set out as Annexure A hereto (the “Secondment Agreement”) in order to ensure the level of the Services in accordance with this Agreement. Upon any such request by HD Services, the Company shall execute and deliver to HD Services a Secondment Agreement in respect of each such Seconded Employee.

2.03	HD Contractors

The Parties acknowledge that there are certain independent contractors (the “HD Contractors”) who make the services of individuals available to HD Services on the basis that such individuals devote the majority of their time to the business of HD Services and perform duties which would otherwise be performed by employees of HD Services. HD Services may, from time to time, require that certain HD Contractors provide services to the Company on the terms and conditions of the contractor agreement set out as Annexure B hereto (the “Contractor Agreement”) in order to ensure the level of the Services in accordance with this Agreement. Upon any such request by HD Services, the Company shall execute and deliver to HD Services a Contractor Agreement in respect of each such HD Contractor.

2.04	General Corporate Services

Subject to receipt of a written request by the Company in accordance with Section 2.06 which is agreeable to HD Services, HD Services shall:

(a)

perform general corporate services for the Company as required in relation to, but not limited to other matters such as administration, accounting, payment of third party invoices and reporting thereon, regulatory reporting, management information and information technology services and human resources;

(b)

provide incidental assistance with corporate communications programs, including investor relationship management, website services, and corporate brochures regarding the Company; provided that these services shall not constitute professional investor relations services under the rules of any stock exchange, if applicable, or other regulatory policies;

(c)	assist the Company in designing, implementing and maintaining its compliance framework and controls;

(d)	assist the Company in liaising with its auditors and security regulators;

(e)	provide corporate secretarial services; and

(f)	provide any other services requested by the Company within HD Services’ expertise in addition to those described in this Section 2.04 and in Section 2.05.

2.05	Program Services

Subject to receipt of a written request by the Company in accordance with Section 2.06, HD Services shall together with the Company management and such other consultants as the Company chooses to involve, review the resource property portfolio of the Company with a view to making recommendations for the design and implementation of programs of exploration, development and/or mining (“Programs”) for the resource properties of the Company. Such recommendations shall be accompanied by reasonable details of the proposed Program, including scheduling, description of activities and budgets. Upon written mutual acceptance of such Program(s) by the Company and HD Services (with or without variations that the Parties may agree upon, and where acceptance is in the sole discretion of each Party), HD Services shall carry out each Program and shall generally:

(a)	provide and/or retain the necessary technical and support staff;

(b)

negotiate third party service contracts for execution by the Company, or subject to the agreed terms of implementation of the Program(s), execute such contracts as agent for the Company. Such third party contracts may include (without limitation) geophysical and geochemical surveys, sampling, line cutting, diamond drilling, engineering, environmental, independent analyses and reporting and such other work as has been agreed in respect of such Program;

(c)	negotiate third party mining equipment contracts for execution by the Company, or subject to the agreed terms of implementation of the Program(s), execute such contracts as agent for the Company;

(d)	negotiate third party off take contracts for execution by the Company, or subject to the agreed terms of implementation of the Program(s), execute such contracts as agent for the Company;

(e)	apply for necessary regulatory permits and licences;

(f)	provide field staff to supervise and oversee the work of HD Services staff and subcontractors;

(g)	obtain appropriate insurance for the Company as the named insured;

(h)	assist in making applications and relevant filings pertaining to the maintenance of titles to the property as well as filing of assessment work respecting exploration work carried out;

(i)	provide general administration of the Program including accounting, payment of third party invoices and reporting thereon; and

(j)

when instructed by the Company, provide technical reporting to the standards required under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“43-101”), such reporting to include the necessary approvals and certifications of such HD Services’ employees as necessary who meet the qualifications of a ‘qualified person’ as that term is defined in 43-101.

2.06	Requests for Services to be Evidenced in Writing

Any Services to be provided by HD Services to the Company shall generally be agreed on an annual basis and shall be initiated by the Company in a non-binding written communication to HD Services and shall indicate the Company’s requirements and expectations in reasonable detail, including required timing. HD Services shall promptly respond to this request with a written proposal and shall mutually agree with the Company upon the level, degree and cost of contracted Services for the next twelve (12) months, such agreement to be evidenced by a document in writing signed by the CEO of the Company and the CEO of HD Services. The Parties shall use their commercially reasonable efforts to develop and agree upon such Services at least ninety (90) days in advance of the annual renewal period of this Agreement. Notwithstanding the foregoing, the Company may at any time request additional Services in writing and the process set out above shall apply to all additional Services requests.

ARTICLE 3 - PAYMENTS TO HD SERVICES

3.01	Services’ Fees and Expenses

     (1) The Company shall pay a monthly fee (the “Monthly Services Fee”) to HD Services for the Services provided to the Company, with the exception of those Services described in Section 3.01(4) which services shall be excluded from the Monthly Services Fee. The Monthly Services Fee shall be calculated on the basis of the time spent by HD Services employees and other staff providing such Services based on the rates set out in the HD Services Charge-Out Rates Schedule attached hereto as Annexure C, which rates may be amended from time to time by HD Services by providing to the Company, on not less than thirty (30) days advance notice, an updated HD Services Charge-Out Rate Schedule.

     (2) The estimated fees payable by the Company to HD Services in accordance with Section 3.01(1) shall be included in the budget forming part of any Program approved by the Company in accordance with Section 2.04.

     (3) HD Services shall promptly notify the Company of any material departure from the budget of an adopted Program (a “material departure” for such purposes being an increase above budgeted costs of more than fifteen percent (15%)). Amendments to a Program must be agreed to in writing by the Company and HD Services, including amendments to the budget, failing which the Company may terminate the relevant Program and, in the event of a material departure, may terminate this Agreement in accordance with Section 8.02. Notwithstanding the foregoing but without derogating from the provisions of Section 5.05, HD Services shall not be required to itself bear the cost of any material departures. Nothing contained in this Agreement shall oblige HD Services, in the absence of express agreement to the contrary, to incur any indebtedness for or on behalf of, or advance any credit to the Company.

     (4) The Company shall pay an annual fee (the “Annual Communications Fee”) to HD Services in respect of the Services which relate to public relations, investor communications and branding of the Company and HD Services, including, without limitation, conference fees, promotional materials, and website services, but excludes the time spent by HD Services employees in providing the public relations, investor communications and branding services. The Annual Communications Fee shall be calculated on an annual basis in advance as of December 31 for the upcoming year and shall reflect the Company’s pro rata share of the anticipated public relations, investor communications and branding costs of the Company and the Hunter Dickinson group for the upcoming year. For greater certainty, there shall be no duplication between the amounts payable in respect of the Monthly Services Fee and the Annual Communications Fee. The Annual Communications Fee shall be invoiced in twelve (12) equal monthly instalments.

     (5) In addition to the Monthly Services Fee and the Annual Communications Fee, the Company shall pay directly or reimburse HD Services in respect of third party expenditures validly incurred by HD Services in connection with the Services and such expenditures shall be invoiced by HD Services monthly on a cost recovery basis.

3.02	Invoices

     (1) The Company agrees to promptly pay all invoices delivered by HD Services in connection with the fees and expenses described in Sections 3.01 and also agrees to advance funds against written cash calls (in the form of invoices) for reasonably immediate expenditure requirements of HD Services (such as to pay for or secure services, to secure equipment, contractors, deposits and the like) and to honour all agreements which HD Services enters into in good faith on behalf of the Company with third parties in the course of performing the Services.

     (2) HD Services shall provide the Company with such further information as it may reasonably request in relation to any amount shown on any invoices delivered in accordance with this Section 3.02, including reasonably satisfactory evidence of any reimbursable costs and expenses. All invoices shall be payable no later than thirty (30) days after presentation.

3.03	Sales Taxes, No Set-offs

The amounts to be billed by HD Services for the Services and third party costs under this Article 3 may be subject to GST, HST or other general sales tax, value added tax or any like service or sales tax or withholding tax which may be payable from time to time. All amounts payable under this Agreement shall be paid by the Company free and clear of any deductions or claims for set-offs. If any amounts are required to be withheld by applicable law, the Company shall be obliged to pay an additional amount over the amount invoiced as shall leave HD Services receiving the same net amount as HD Services invoiced for. Any such additional amount paid for withholding by the Company shall be refunded if recovered by HD Services and HD Services shall promptly apply to recover or reduce any such withholding amounts.

3.04	Interest

If either Party defaults in the payment when due of any sum payable under this Agreement (howsoever determined) the liability of such Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the rate of LIBOR plus 4% (four percent). Such interest shall accrue from day to day. For such purposes, “LIBOR” means the interest rate per annum for deposits in US dollars for a ninety (90) day period which appears on the Reuters LIBO page (or such other page or pages as may replace that page or pages on that service for the purpose of displaying offered rates of leading banks for London interbank deposits in US dollars) at or about 11:00 a.m. London time on the business day in London before and for value on the first day of such period, provided that, if two or more such offered rates are indicated on such display, LIBOR shall be the rate that equals the arithmetic mean (expressed as a decimal fraction to five decimal places) of such offered rates, and provided further that if such period is not equal to any period shown on such page, LIBOR shall be the rate determined by interpolation from the rates for the next longer and next shorter periods shown on such page, using the number of days as the basis for the interpolation, expressed as a decimal fraction to five decimal places.

ARTICLE 4 - NON EXCLUSIVITY AND OPPORTUNITIES

4.01	Non Exclusive Services

Save as provided in Section 4.02:

(a)	the Services provided by HD Services to the Company hereunder are not intended by either Party to be exclusive (nor shall they be deemed to be exclusive);

(b)	the Company shall be free to appoint additional advisors to render services which are similar to the Services provided by HD Services or other services; and

(c)	HD Services shall be free to render similar or other services to other parties on such terms and conditions as it may agree.

4.02	Opportunities and Confidentiality

     (1) The Company acknowledges that HD Services shall not have any obligation to provide any information or advice to the Company respecting a resource company, interest in mineral rights, prospects, financing opportunities or other opportunities (“Opportunities”) which come to the attention of HD Services, except that for purposes hereof certain Opportunities shall be deemed to be “Prohibited Opportunities” as follows:

(a)

Opportunities related to an interest in mineral rights (or investments in, or acquisitions of, persons which directly or indirectly own such an interest in mineral rights, but excluding shareholdings less than 2% of a person’s aggregate issued share capital) which are located within a 10 kilometre radius of the existing mineral rights of the Company or of any of its subsidiaries in relation to which any significant and relevant Confidential Information has been provided to HD Services, or which was generated by HD Services on behalf of the Company, in connection with providing the Services;

(b)	Opportunities which can be demonstrated to have been discovered by HD Services primarily as a result of the provision of Services to the Company; or

(c)	Opportunities that are presented to HD Services by any third party for the express benefit of or for the specific attention of the Company.

     (2) For the purposes of this Section 4.02, Prohibited Opportunities shall be deemed to include Opportunities, mutatis mutandis within the meaning of Sections 4.02(1)(a) to 4.02(1)(c) that are obtained by HD Services’ directors, officers or employees. HD Services will use commercially reasonable efforts to procure that its services contract with any HD Contractor contains materially similar restrictions in relation to Opportunities as are set forth in this Section 4.02 and that the term “Prohibited Opportunities” will include any Opportunities to the extent that such Opportunities are Prohibited Opportunities in accordance with the contract by which HD Services retains the services of such HD Contractor. HD Services shall promptly notify the Company of any Prohibited Opportunities obtained or identified by HD Services during the Term, but nothing herein shall be deemed to be negligence on the part of HD Services if some Prohibited Opportunity is overlooked or not discovered, it being the intention only to prevent HD Services from misappropriating Prohibited Opportunities. An Opportunity which the Company confirms in writing to HD Services that it shall not pursue shall in no event be deemed to be a Prohibited Opportunity.

     (3) The Company agrees it has no interest whatsoever in any Opportunities which come to the attention of HD Services, other than Prohibited Opportunities. The Company acknowledges that HD Services has entered into agreements similar to this Agreement with other companies or third parties that may be competitors of the Company (“Competitors”) and also may receive unsolicited proposals for Opportunities from sources wholly unrelated to the Company. As a consequence, HD Services shall be exposed to Opportunities in the ordinary course and may receive Opportunities as a consequence of services to Competitors. These Opportunities are acknowledged by the Company to be the sole property of HD Services. HD Services is not under any fiduciary or other duty or obligation to the Company or its affiliates which shall prevent or impede it from participating in, or enjoying the benefits of competing endeavours of a nature similar to the business of the Company and the legal doctrines of “corporate opportunity” or “business opportunity” shall have no application in respect of this Agreement. HD Services may in its sole discretion refer Opportunities to the Company from time to time, pursue such Opportunities for its own benefit or refer Opportunities to Competitors or any other person. HD Services shall be under no liability to the Company for, or as a result of, it referring any Opportunities to, or acting as consultant or advisor to, Competitors or the manner in which it resolves competing interests deriving therefrom, unless HD Services has acted in any manner which constitutes fraud, wilful misconduct or negligence.

4.03	Services Through Agents or Affiliates

HD Services shall have the right to provide the Services, or portions thereof, through agents, affiliates or independent contractors; provided that HD Services shall ensure that such agents, affiliates or independent contractors comply with the terms and conditions of this Agreement that are relevant to the performance of their assigned tasks. HD Services shall ensure that such agents, affiliates or independent contractors contractually are legally responsible for their conduct under the standards applicable to HD Services pursuant to this Agreement.

ARTICLE 5 - INDEMNITY AND LIMIT ON LIABILITY

5.01	Consequential Losses

Neither Party shall be liable to the other for any indirect or consequential loss, loss of profits, decline in earnings, decline in production, loss of opportunities, loss of goodwill or any other indirect damages or loss (“Consequential Losses”) related to a breach of this Agreement (notwithstanding the provisions of any legislation in Canada or otherwise and whether or not advised of the possibility of those damages) and whether arising in contract, tort or otherwise, provided that a Claim by any party other than HD Services or the Company (a “Third Party”) shall not be considered Consequential Losses for such purposes even if such Third Party’s Claim is itself a Claim for Consequential Losses.

5.02	Company Indemnity

Subject to Sections 5.01, 5.03 and 5.04, the Company hereby indemnifies and saves harmless HD Services and any of its directors, officers, employees, contractors and agents (each, an “HD Indemnified Person”) from and against any loss, liability, claim, demand, damage and expense (including reasonable legal fees) (each a “Claim” and collectively “Claims”) in connection with the provision of the Services.

5.03	Exclusion

The indemnity in Section 5.02 shall not extend or apply to any Claim to the extent that such Claim arises out of any fraud, wilful misconduct or Gross Negligence of an HD Indemnified Person. For purposes of this Agreement “Gross Negligence” means any wanton or reckless act or omission not justified by any special circumstances as amounts to a wilful and utter disregard for the harmful and avoidable consequences but shall not include any act or omission of an HD Indemnified Person done or omitted to be done, if resulting from:

(i)	the direction of, or with the knowledge and concurrence, of the Company; or

(ii)	an action taken in good faith by an HD Indemnified Person to protect life, health or property.

5.04	Limitation of Company’s Liability

     (1) Notwithstanding anything to the contrary contained in this Agreement except for the provisions set out in Section 5.04(2) the liability of the Company to HD Services and any HD Indemnified Person from and against any Claims in connection with the provision of the Services by HD Services shall not exceed the amount (the “Cap”) that is the higher of:

(a)	$500,000;

(b)

fifty percent (50%) of the aggregate of the amounts actually paid to or accrued in favour of HD Services in accordance with Article 3, during the Term, save for reimbursable costs in accordance with Section 3.01(5); and

(c)	in respect of Claims which are covered by the Company’s insurance policies, the proceeds of insurance under such policies in respect of such Claims (“Insurance Proceeds”).

     (2) Save as expressly set forth in Sections 5.04(2)(c) and 5.04(2)(e), the provisions of Section 5.04(1) shall not limit the liability of the Company to HD Services for any Claims that arise as a result of:

(a)	the Company’s failure to pay any amounts owing the HD Services pursuant to this Agreement or any other breach or alleged breach by the Company of any of its obligations under this Agreement;

(b)	any Claim to the extent that such Claim arises out of the fraud, wilful misconduct or Gross Negligence of the Company, its officers, directors, agents or employees;

(c)

the death of or injury to any HD Indemnified Person that occurs during the course of such HD Indemnified Person providing the Services to the Company, but only to the extent that any such Claims exceed any available proceeds of insurance under HD Services’ insurance policies or coverage under any workers’ compensation insurance in relation to the subject matter of such Claims;

(d)

any breach of or default under any agreement (other than this Agreement), licence, permit or other obligation to which the Company is a party or by which the Company is bound and which relates to the Services; and

(e)

a Claim by a Third Party against an HD Indemnified Person that arises in connection with the provision by HD Services of the Services to the Company, provided that the Company’s liability to HD Services in respect of any Claims by a Third Party that arise directly from and relate to HD Services acting as an agent or representative of the Company shall be subject to the Cap to the extent that the Company can establish that such Claims were caused by the negligence or negligent performance by HD Services of the Services.

5.05	HD Indemnity

Subject to Sections 5.01 and 5.06, HD Services hereby indemnifies and saves harmless the Company and any of its directors, officers, employees, contractors and agents for any Claim (a “Misconduct Claim”) to the extent that such Claim arises out of the fraud, wilful misconduct or Gross Negligence of HD Services or any of its directors, officers, employees, contractors and agents.

5.06	Limitation of HD Services’ Liability

     (1) Notwithstanding anything to the contrary contained in this Agreement except for the provisions of Section 5.06(2), the liability of HD Services to the Company arising out of any any Claims in connection with the provision of the Services by HD Services shall not exceed the higher of

(a)	$500,000;

(b)

fifty percent (50%) of the aggregate of the amounts actually paid to or accrued in favour of HD Services in accordance with Article 3, during the Term, save for reimbursable costs in accordance with Section 3.01(5); and

(c)	in respect of Claims which are covered by the insurance policies referred to in Section 9.01, the proceeds of insurance up to the available coverage limits specified in Section 9.01.

     (2) The provisions of Section 5.06(1) shall not limit the liability of HD Services for any Misconduct Claims.

5.07	Claims

     (1) In the event that any action, suit or proceeding is brought against either HD Services or the Company (in this Section, an “Indemnified Party”) in respect of which indemnity may be sought against the other Party (in this Section, an “Indemnifying Party”) in accordance with Section 5.02 or 5.05 as the case may be, the Indemnified Party shall give the Indemnifying Party prompt written notice of any such action, suit or proceeding of which the Indemnified Party has knowledge and the Indemnifying Party shall undertake the investigation and defence thereof on behalf of the Indemnified Party, including employment of counsel acceptable to such Indemnified Party, and make payment of all expenses.

     (2) No admission of liability and no settlement of any action, suit or proceeding shall be made without the consent of the Indemnifying Party and the Indemnified Parties affected, such consent not to be unreasonably withheld.

     (3) Notwithstanding that the Indemnifying Party shall undertake the investigation and defence of any action, suit or proceeding, an Indemnified Party shall have the right to employ separate counsel in any such action, suit or proceeding and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorised by the Indemnifying Party;

(b)	the Indemnifying Party has not assumed the defence of the action, suit or proceeding within a reasonable period of time after receiving notice thereof;

(c)

the named parties to any such action, suit or proceeding include both the Indemnifying Party and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or

(d)	there are one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party.

     (4) It is the intention of the parties to constitute each other as trustee for each other’s directors, officers, employees, contractors and agents under this Article 5 and each Party agrees to accept such trust and to hold and enforce such covenants on behalf of its own directors, officers, employees, contractors and agents.

     (5) For the purposes of this Article 5:

(a)	“action, suit or proceeding” shall include every action, suit or proceeding, civil, criminal, administrative, investigative or other; and

(b)	the right of indemnification conferred hereby shall extend to any threatened action, suit or proceeding.

     (6) The foregoing rights of indemnification shall not be exclusive of any other rights to which the Indemnified Parties may be entitled as a matter of law or which may be lawfully granted to such Indemnified Parties.

     (7) Each of the Company (in respect of the policies referenced in Section 5.04(1)(c)) and HD Services (in respect of the policies referenced in Section 9.01) shall use their reasonable commercial endeavours to ensure that the relevant policies of insurance maintained by them contain waivers of subrogation as against one another.

     (8) The indemnities set out in Section 5.02 or 5.05 shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE 6 – CONFIDENTIALITY AND INTELLECTUAL PROPERTY

6.01	Confidentiality

     (1) HD Services acknowledges that the business carried on by the Company is an extremely competitive business, that during the Term HD Services shall receive and be exposed to confidential information belonging to the Company and its affiliates and that disclosure of any such confidential information to third parties could irreparably damage and place the Company at a competitive disadvantage. Such confidential information shall encompass the Company or its affiliates’ proprietary or confidential information disclosed or entrusted to HD Services or developed or generated by HD Services in the performance of the Services, including information relating to the Company or its affiliates’ interests in mineral rights, exploration results, exploration developments, research data, organizational structure, operations, business plans and affairs, technical projects, pricing data, business costs, inventions, trade secrets, names of joint venture partners or other work produced or developed by or for the Company or any of its affiliates, (“Confidential Information”). HD Services shall:

(a)

diligently take commercially reasonable efforts to protect the integrity and security of the Confidential Information within its control and to ensure that only authorized personnel of HD Services are provided with Confidential Information. HD Services shall limit access to Confidential Information to its own staff on a need-to-know basis and shall ensure that its personnel acknowledge the need to protect the confidentiality of the Confidential Information and that they are made aware that they are in a “special relationship” with the Company as contemplated by securities legislation;

(b)

not disclose any of the Confidential Information to third parties without the prior written consent of the Company, provided that such consent shall not be required where the Confidential Information is disclosed:

(i)

to the employees, officers, representatives and agents of HD Services and affiliates of HD Services and professional advisors of HD Services, to enable such persons to assist HD Services in providing Services to the Company; and provided further that all such persons acknowledge the need to preserve and protect the confidential nature of the Confidential Information and to use such information only in connection with the provision of Services to the Company; and provided further that HD Services shall be liable for any breach of confidentiality by such persons;

	(ii)	to the employees, officers, agents or professional advisors of the Company; or

(iii)

pursuant to any law, statute or regulation, ordinance or administrative, regulatory or judicial order, or requirement of any applicable stock exchange; provided that the Company has received prior notice to the extent possible and been given an opportunity to contest or resist disclosure where possible and appropriate.

     (2) Section 6.01(1) shall not apply to any information in the possession of HD Services which, at the relevant time:

(a)	through no act or omission of HD Services is or becomes generally known or part of the public domain;

(b)	is furnished to others by the Company without restriction on disclosure; or

(c)

is lawfully furnished to HD Services by a third party without HD Services’ knowledge of a breach of any confidentiality obligation owed to the Company but if HD Services subsequently becomes aware that such Confidential Information was actually received in breach of a third party’s confidentiality obligations to the Company, the restrictions in Section 6.01(1) shall thereafter apply on a going- forward basis provided that any actions taken or interests acquired by HD Services prior to it becoming so aware shall not be affected.

     (3) All business, technical, and like records and information received or generated by HD Services during the Term in relation to the Company or its affiliates shall be delivered to the Company, or destroyed by HD Services upon request by the Company, at any time during the Term and upon the termination of this Agreement. The Company shall continue to own all rights in such Confidential Information.

     (4) In the event that a Party wishes to refer to the other Party hereunder or its engagement with the other Party in any public statement, news release, shareholder communication or otherwise, it must first seek the other Party’s consent (such consent not to be unreasonably withheld or delayed), in all cases, prior to the release of such reference. During the Term, when referring to HD Services in any promotional or marketing materials, the Company shall use such name or trade names of HD Services, or its affiliates or its associates, and describe HD Services and its affiliates and associates, only as permitted by HD Services. Upon termination of this Agreement, each Party shall immediately cease referring to the other Party and any of its affiliates or associates and shall, unless otherwise required by law, amend, update or withdraw any offering documents, promotional and marketing material or other literature then in use that refers to any agreement or arrangement with the other Party.

     (5) HD Services acknowledges that to the extent that it may be necessary for the Company to disclose this Agreement to stock exchanges, or other regulatory authorities or otherwise make it public pursuant to applicable securities laws and policies and agrees that the Company may disclose this Agreement in such circumstances upon notice to HD Services; provided that, the Company acknowledges that disclosure of the commercial terms of this Agreement would be to the detriment of HD Services because of the competitive nature of the advisory business and the Company shall use all reasonable efforts consistent with stock exchange and regulatory requirements and securities laws and policies to remove any commercially sensitive fee information relating to this Agreement before filing or otherwise making this Agreement or its terms public.

6.02	Intellectual Property of HD Services

     (1) Each Party is the exclusive owner of all valuable industrial and intellectual property rights whether protectable by statute, at common law or in equity, (including any works, inventions (including all patents), trade secrets, know-how, processes, designs, trade marks, trade names, logos, service marks, or copyrights, whether registered or unregistered) (the “Intellectual Property”) owned or possessed by it or any of its affiliates as of the Effective Date whether used by it in fulfilling its obligations under this Agreement or otherwise (the “Background IP”). Except for any of the Company’s trade-marks, the Parties acknowledge and agree that, except as otherwise expressly agreed to in writing by the Parties, all new and original Intellectual Property created or developed by HD Services during the course of its performance of the Services, including, without limitation, any modification, improvements, or enhancements to either Party’s Background IP, (the “HD Services IP”) shall be the sole property of HD Services or its affiliates, as appropriate, and the Company shall have no interest in such HD Services IP except pursuant to Section 6.02(2) . Except for any of the Company’s trade-marks, the Company hereby assigns and transfers to HD Services and agrees to assign and transfer to HD Services, as and when created, all right, title, and interest, including any Intellectual Property, throughout the world, in and to all HD Services IP, to the extent such HD Services IP does not automatically and immediately vest in HD Services.

     (2) HD Services grants to the Company a non-exclusive, revocable, non-transferable and royalty-free licence to access, use, or copy the Background IP and the HD Service IP but only insofar as is necessary in relation to the Services and such licence and all rights granted under such license shall terminate upon the termination of this Agreement.

ARTICLE 7 - OTHER RIGHTS AND DUTIES OF THE COMPANY

7.01	Access to the Company Properties and Records

For the sole purpose of enabling HD Services to perform the Services and only to the extent required to enable such performance, the Company shall allow HD Services, its employees and authorized agents reasonable access on notice to the Company’s properties, business premises and business records. The Company shall ensure that its employees, and any contractors, consultants, advisors or auditors engaged by it, co-operate fully with HD Services in its performance of the Services. Nothing in this Agreement shall be deemed to allow HD Services automatic access to legally privileged documents.

7.02	Access to HD Services Records

Any authorized representative of the Company shall on reasonable notice to HD Services be provided with full access to all of the records or information of HD Services pertaining to the affairs of the Company. Such access shall be extended to the auditors and other professional advisors of the Company. Nothing in this Agreement shall be deemed to allow the Company automatic access to legally privileged documents.

7.03	Audit

     (1) The Company shall have the right on reasonable notice of not less than thirty (30) days in any event, to have an independent audit of the relevant business records of HD Services as they relate to the Services provided by HD Services to the Company in order to satisfy itself that any fees and expenses charged to the Company by HD Services under this Agreement have been properly incurred in accordance with Article 3. The Company shall not have the right to audit records and accounts of HD Services related to transactions or operations more than twenty-four (24) months after the calendar year during which the Services were provided. Any audit conducted on behalf of the Company shall be made during HD Services’ normal business hours and shall not interfere with its operations.

     (2) In the event that the Parties are unable to agree on the conclusions of the audit, the matter shall be referred for dispute resolution under Article 10. If that process results in a refund of more than five percent (5%) of amounts invoiced by HD Services then HD Services shall not only pay the amount but shall pay for the costs of the audit. A one percent (1%) to five percent (5%) refund adjustment shall result in the audit cost being shared equally and a less than one percent (1%) adjustment shall result in the Company paying for the costs of the audit. All written exceptions to and claims upon or by HD Services for discrepancies disclosed by such audit shall be made not more than ninety (90) days after completion and delivery of such audit, or they shall be deemed waived by the Company or HD Services, as the case may be.

7.04	Mutual Non Solicitation

The Company undertakes that is shall not directly or indirectly, for the Term and for twelve (12) months after the date of termination of this Agreement, solicit any HD Services employee for the purposes of offering employment, unless expressly approved by HD Services in writing. HD Services undertakes that is shall not directly or indirectly, for the Term and for twelve (12) months after the date of termination of this Agreement, solicit any Company employee for the purposes of offering employment, unless expressly approved by the Company in writing.

ARTICLE 8 - TERM AND TERMINATION

8.01	Term

The initial term of this Agreement shall be for a period of two (2) years from the Effective Date, following which this Agreement shall automatically renew for successive one year terms unless earlier terminated as provided in Section 8.02.

8.02	Termination

     (1) This Agreement may be terminated without cause at any time by either Party giving sixty (60) days notice in writing to the other Party, except that where a the Company is engaged in a material mine construction or expansion program such period shall be extended to one hundred and eighty (180) days notice.

     (2) Notwithstanding Section 8.02(1), the Company may terminate this Agreement with immediate effect for cause, which shall include:

(a)

HD Services committing an act of Gross Negligence, wilful misconduct or wilful default of its obligations under this Agreement in circumstances that would, in the reasonable opinion of the Company, make HD Services unsuitable to continue to act on behalf of the Company;

(b)	A material departure from an approved Program in accordance with Section 3.01(3);

(c)	HD Services ceasing to be a wholly-owned subsidiary of Hunter Dickinson Inc.;

(d)	HD Services being in material breach of this Agreement and within thirty (30) days of receipt of notice thereof from the Company either:

(i) such breach is not remedied; or

(ii)

if such breach is incapable of being remedied, either within such thirty (30) day period or at all, HD Services has not paid reasonable monetary compensation in lieu of remedying the breach; provided that the breach is not of such a fundamental nature as to significantly impair the value to the Company of this Agreement;

(e)	the dissolution, liquidation, bankruptcy, insolvency or winding-up or the making of any assignment for the benefit of creditors of HD Services; or

(f)	the appointment of a trustee, receiver and manager or liquidator of HD Services.

(3) Notwithstanding Section 8.02(1), HD Services may terminate this Agreement with immediate effect for cause, which shall include:

(a)

the Company committing an act of negligence, wilful misconduct or wilful default of its obligations under this Agreement in circumstances that would, in the reasonable opinion of HD Services, make representation of the Company by HD Services unsuitable;

(b)	the Company being in material breach of this Agreement and within thirty (30) days of receipt of notice thereof from HD Services either:

(i)	such breach is not remedied; or

(ii)

if such breach is incapable of being remedied, either within such thirty (30) day period or at all, the Company has not paid reasonable monetary compensation acceptable to HD Services in lieu of remedying the breach; provided always that the breach is not of such a fundamental nature as to significantly impair the value to HD Services of this Agreement;

(c)	the dissolution, liquidation, bankruptcy, insolvency or winding-up or the making of any assignment for the benefit of creditors of the Company; or

(d)	the appointment of a trustee, receiver and manager or liquidator of the Company.

(4) if this Agreement is terminated:

(a)	all rights and obligations under this Agreement (except those in Article 4, Sections 5.02 or 5.05, Article 6 and this Section 8.02(4)) shall terminate;

(b)

for any reason other than the circumstances described Sections 8.02(2)(a) and 8.02(2)(b), HD Services shall be entitled to receive, and the Company shall pay to HD Services, any outstanding fees and any reimbursable expenses pursuant to Article 3 up to and including the date of termination;

(c)

during the course of implementation of any Program, the Parties shall negotiate in good faith to minimize any interruption of such Program and to ensure that the costs related thereto are duly discharged by the Company; and

(d)

notwithstanding such termination, the Company shall continue to be bound by any third party commitments and agreements contracted for or on its behalf by HD Services in accordance with this Agreement prior to such termination.

ARTICLE 9 – INSURANCE

9.01	HD Services’ Insurance

     (1) HD Services shall obtain, maintain until expiry or earlier termination of this Agreement or such longer period as may be specified below, and pay the premiums for, the following insurance coverage:

(a)

Automobile Liability Insurance. Automobile liability insurance covering liability for bodily injury, including death, and property damage arising out of ownership, use or operation of HD Services owned or leased licensed motor vehicles of $2 million inclusive per occurrence.

(b)

Professional Liability Insurance. A “professional liability insurance policy” in an amount of $2 million per claim and in the aggregate, to cover damages because of any error, omission or negligent act in professional services rendered by HD Services or any contractor or agent engaged by HD Services directly or indirectly. Subject to reasonable commercial availability coverage shall be maintained for at least 24 months after expiry or earlier termination of this Agreement.

(c)

Commercial General Liability Insurance. A “commercial general liability insurance policy”, in the amount of $5 million per occurrence, with cross liability and severability of interest clauses or equivalent wording, and a standard “non-owned automobile liability endorsement”. The policy shall name the Company as an additional insured with respect to bodily injury or property damage that arise out of Services provided pursuant to the Agreement.

(d)

Equipment Insurance. Prior to the commencement of the Services, HD Services shall obtain broad form equipment insurance covering loss or damage to tools, property and equipment of HD Services or for which HD Services is legally liable or responsible, in an amount equal to the full replacement value of the tools, property and equipment (or on such other basis as the Company may approve, such approval not to be unreasonably withheld).

     (2) All insurance policies required under Section 9.01(1)(b), (c) and (d) shall provide that 30 days written notice of cancellation shall be given to the Company. HD Services is solely responsible to determine the appropriate type and amount of insurance to carry, but shall maintain, until expiry or earlier termination of this Agreement or such longer period as may be specified in Section 9.01(1), at least the amount and type of insurance specified in this Section 9.01.

     (3) HD Services shall comply with workers’ compensation or equivalent legislation that is applicable to it, including the payment of assessments and dues thereunder, until expiry or earlier termination of this Agreement.

ARTICLE 10 - DISPUTE RESOLUTION

10.01	Disputes Regarding Reimbursable Costs

Notwithstanding Section 10.02, in the event of any dispute arising between the Parties regarding fees or reimbursable costs claimed by HD Services in accordance with Article 3 and such dispute not having been resolved between the Parties within thirty (30) days from the written notice of such dispute by either Party to the other, such dispute may be referred by either Party to a Chartered Accountant (“CA”) to be mutually agreed upon or, failing which, a third CA appointed by two CAs, one of which is chosen by each of the Parties. Such third CA shall act as arbitrator based on the results of the audit work (and such other work as he or she may direct be done) and shall be entitled to make such adjustments as may in the circumstances appear to it to be appropriate and whose decision shall be regarded as the decision of an arbitrator and shall be binding and final upon the Parties. The costs of the CA in deciding such dispute shall be borne by each Party in the same proportion as the cost of the audit in 7.03.

10.02	Other Disputes

Any dispute arising under or in connection with any matter relating to or resulting from the performance of obligations under this Agreement, other than as contemplated by Section 10.01, which has not been resolved by the Parties within thirty (30) days after the date on which either Party delivers written notice to the other Party of such dispute, which notice shall specify in reasonable detail the matter or matters in dispute, shall:

(a)

be referred to the President or the Chief Executive Officer of each Party (or the person who performs like functions) or their respective designates, who shall meet (face to face or by telephonic means) within ten (10) days from the expiry of such thirty (30) day period and shall endeavour to resolve such dispute; and

(b)

failing such resolution, be referred to and finally resolved by a single arbitrator pursuant to the Commercial Arbitration Act (British Columbia) as amended from time to time or any legislation substituted therefor, pursuant to the Commercial Arbitration Rules of the British Columbia International Commercial Arbitration Centre (the “Centre”), provided that it is understood and agreed that this Section 10.02 is not intended to nor is it to be construed as preventing the Parties hereto, or any of them, from seeking injunctive relief. If the Parties cannot agree to a single arbitrator, then such arbitrator shall be chosen by reference to the Centre. Such arbitration shall include a requirement for the production and discovery of documents and examination for discovery as required by the British Columbia Supreme Court Rules. The place of arbitration shall be Vancouver, British Columbia.

ARTICLE 11 - MISCELLANEOUS

11.01	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and shall be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To Hunter Dickinson Services Inc.:

1020 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Fax: (604) 681 2741

Attention: President

To Northern Dynasty Minerals Ltd.:

1020 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Fax: (604) 681 2741

Attention: Secretary

or to such other address, individual or electronic communication number as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third (3rd) business day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

11.02	Further Assurances

Each Party shall from time to time execute and deliver such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the terms of this Agreement.

11.03	Entire Agreement

     (1) This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto and any rights that the Company may have at law or equity regarding HD Services’ possession or use of the Confidential Information.

     (2) Neither this Agreement nor the parties’ performance hereunder shall be deemed to create any special relationship or obligations, including fiduciary obligations, and there are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties, other than as expressly set forth in this Agreement.

11.04	Assignment

This Agreement may not be assigned by either Party without the prior written consent of the other Party. Any assignment shall require the written agreement of the assignee to be bound by the terms hereof.

11.05	Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

11.06	Enurement

This Agreement shall enure to the benefit of the Parties and shall be binding upon their successors and permitted assigns.

11.07	Ambiguities

Each of the parties has participated in the drafting of this Agreement and any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to the interpretation of this Agreement.

11.08	Enforceability

If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of the provisions shall remain in full force and effect and shall not be affected, impaired or invalidated thereby.

11.09	Severability

If a provision of this Agreement shall be found to be wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part of this Agreement.

11.10	Currency

All dollar figures referred to in this Agreement are Canadian dollars unless specifically noted otherwise.

11.11	Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof’, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

11.12	Expanded Meanings

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)

the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting (whether or not non- limiting language is used with reference thereto);

(b)	a reference to a person includes a company or other entity constituting a legal person; and

(c)

the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph or telecopy.

11.13	Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

11.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

11.15	Electronic Transmission

Delivery of an executed signature page to this Agreement by either Party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the Effective Date.

HUNTER DICKINSON SERVICES INC.

By:
Authorized Signatory

NORTHERN DYNASTY MINERALS LTD.

By:
Authorized Signatory

ANNEXURE A

SECONDMENT AGREEMENT

Employee Secondment Agreement made effective <>, between Hunter Dickinson Services Inc. (“HDSI”), <> (“<>”) and the undersigned individual (the “Employee”).

1.	Secondment

The Employee will provide employment services to <> or its affiliates (the “Secondment”). HDSI and the Employee acknowledges that <> may, upon written notice to the Employee, second the Employee to its affiliate, <>(“<>”)and <> may in turn, upon written notice to the Employee, second the employee to <> (“<>”)(<>,<> or <> being in such capacity the “Employer”). During the Secondment, the Employee(s) will work under the general direction and supervision of the relevant Employer and will carry out the job duties and functions assigned by such Employer or their contactors and agents. Notwithstanding the Secondment, Employee will remain an employee of HDSI and all decisions regarding the Employee’s employment status will continue to be the sole responsibility of HDSI.

2.	General Obligations of Employee

Employee hereby acknowledges and agrees with <> that:

(a)

he/she is subject to an obligation of confidentiality to the Employer and will not divulge or use for his/her own benefit any confidential information belonging to the Employer, except as may be required for the proper performance of the Employee’s duties;

(b)

as the sole compensation to the Employee for the services performed by the Employee for <>, <> may provide the Employee with incentive stock options in accordance with the terms and conditions of <>’s stock option plan;

(c)	in the event that <> awards Employee an incentive stock option, the Employee will receive a tax reporting slip in connection with any deemed benefits from this option from <>;

(d)

Employee is obligated to pay his/her portion of Canada Pension Plan premiums to <> in connection with any deemed benefits upon exercise of such stock option and will also pay or allowed to be withheld by <> any other amounts properly payable by him/her according to applicable law; and

(e)	Employee is obligated to conduct him/herself in accordance with all of the internal employee policies of the Employer.

A-1

3.	Acknowledgements of <>

<> hereby acknowledges that it will promote a safe, secure workplace for Employee when at the Employer’s premises or outside of HDSI’s offices on secondment to the Employer and will ensure Employee is able to perform his or her duties free from harassment and under proper direction.

4.	General

(a)

This agreement is to be co-terminus with and construed together with (i) the services agreement between HDSI and <>, and (ii) the terms and conditions of employment between HDSI and the Employee, and (iii) HDSI’s secondment policies as each may be amended from time to time.

(b)

This agreement is personal to the parties and may not be amended except by written instrument agreed by all parties. This agreement is intended to memorialize the Secondment and not change the employment arrangements as they have been traditionally understood by Employee and HDSI.

(c)	This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

Hunter Dickinson Services Inc.

Authorized Signatory

<>

Authorized Signatory

[Employee]

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ANNEXURE B

CONTRACTOR AGREEMENT

Services Agreement made effective <>, between Hunter Dickinson Services Inc. (“HDSI”), <> (“<>”) and the undersigned individual (the “Contractor”).

1.	Contracting

The Contractor will provide corporate and technical services to <> or its affiliates (the “Contracting”). HDSI and the Contractor acknowledges that <> may, upon written notice to the Contractor, assign its rights and obligations hereunder to its affiliate, <> (“<>”) and <> may in turn, upon written notice to the Contractor, assign its rights and obligations as against the Contractor to <> (“<>”)(<>,<> or <> being in such capacity the “Client”). During the Contracting, the Contractor(s) will provide the services requested by such Client or their contactors and agents. Notwithstanding the Contracting, Contractor will also remain an independent contractor to HDSI under a separate services agreement (the “HDSI Contract”) and all services provided by the Contractor to HDSI will continue to be the sole responsibility of HDSI.

2.	Independent Contractor

The Parties acknowledge and agree that:

(a)	Contractor shall act as an independent contractor in relation to the Client in the provision of the services hereunder and shall not be an agent or an employee of the Client; and

(b)

Contractor shall have no authority to bind, obligate or incur any liability on behalf of the Client in any way and shall not, directly or indirectly, or by inference, make any guarantees, representations or warranties, oral or written, in respect of the Client or represent that it is an agent or representative of the Client.

3.	Fees and Expenses

HDSI has a services contract with <>, <> has in turn contracted with <> and <> has a services contract with <>(such services contracts collectively being the “Primary Services Contracts”). Contractor acknowledges that the Client shall pay all remuneration in respect of the Contracting solely in accordance with the relevant Primary Services Contract and HDSI shall remain solely liable to pay the monthly fees, and reimburse the expenses, of Contractor in accordance with the HDSI Contract.

4.	General Obligations of Contractor

Contractor hereby acknowledges and agrees with <> that:

(a)

he/she is subject to an obligation of confidentiality to the Client and will not divulge or use for his/her own benefit any confidential information belonging to the Client, except as may be required for the proper provision of the Contractor’s services; and

(b)	Contractor is obligated to conduct him/herself in accordance with all of the internal Contractor policies of the Client.

5.	Acknowledgements of <>

<> hereby acknowledges that it will promote a safe, secure workplace for Contractor when at the Client’s premises or outside of HDSI’s offices while Contracting and will ensure Contractor is able to provide his/her services free from harassment and under proper direction.

6.	Termination

This agreement shall continue until the earlier of:

(a)	termination of the HDSI Contract;

(b)	termination of the relevant Primary Services Contract; and

(c)	the date that is ten (10) days following the date of written notice of termination of this agreement by either of Contractor or the relevant Client delivered to the other parties.

7.	General

(a)	This agreement is to be co-terminus with and construed together with (i) the Primary Service Contract between HDSI and <>, and (ii) the HDSI Contract, and (iii) HDSI’s

Contractor policies, as each may be amended from time to time.

(b)

This agreement is personal to the parties and may not be amended except by written instrument agreed by all parties. This agreement is intended to memorialize the Contracting and not change the contracting arrangements as they have been traditionally understood by Contractor and HDSI.

(c)	This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

Hunter Dickinson Services Inc.

Authorized Signatory

<>

Authorized Signatory

[Contractor]

ANNEXURE C

HD SERVICES CHARGE-OUT RATES SCHEDULE

Rate Structure for FY2010

Department	Category	Hourly Rate
110 - Engineering	Exec VP	250.00
	Manager	125.00
	Senior Advisor	100.00
	Advisor	75.00
120 - Environmental	Exec VP	250.00
	VP	200.00
	Senior Manager	150.00
130 - Geology	Exec VP	250.00
	VP	200.00
	Senior Manager	150.00
	Senior Advisor	125.00
	Advisor	75.00
140 - Graphics	Manager	125.00
	Senior Advisor	90.00
	Advisor	75.00
150 - Information Technology	Manager	125.00
	Senior Advisor	75.00
	Advisor	50.00
160 - Site Services	Senior Advisor	100.00
	Technician	75.00
180 - Resource / Database	VP	300.00
	Senior Manager	150.00
	Manager	100.00
	Senior Advisor	75.00
	Advisor	50.00
	Technician	50.00
210 - Administration	Manager	100.00
	Senior Advisor	75.00
	Executive Administration	75.00
	Administration 2	75.00
	Administration 1	50.00
220 - Corporate Communications	Exec VP	300.00
	Senior Advisor	90.00
	Advisor	75.00
230 - Finance	CFO or EVP	250.00
	Manager	150.00
	Senior Advisor	100.00
	Advisor	75.00
	Technician	50.00

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240 - Human Resources	Manager	100.00
	Advisor	75.00
250 - Legal	Legal Counsel	300.00
	Corporate Secretary	100.00
260 - Investor Relations	Senior Manager	150.00
	Manager	125.00
	Advisor	75.00
275 - Public Affairs	Exec VP	250.00
	Advisor	75.00
280 - Corporate Development	VP	200.00
	Senior Manager	150.00
	Manager	125.00
	Analyst	40.00
285 - Acquisitions	Exec VP	250.00
	Senior Manager	150.00
	Manager	100.00
000 - Contractors	Contractors	40.00

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